FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release dated August 9, 2004, titled, “Telecom Argentina Announces the Level of Participation of its APE Solicitation”.

FOR IMMEDIATE RELEASE	Market Cap: Pesos 5.7 billion August 9, 2004

Contacts:

Pablo Caride Marlene Wechselblatt Pedro Insussarry Golin/Harris International Telecom Argentina (212) 373-6037 (54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES THE LEVEL OF PARTICIPATION OF ITS APE SOLICITATION

Buenos Aires, August 9, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina”) announced today that so far it has achieved participation from creditors representing approximately 87% of the principal amount of Telecom Argentina’s outstanding debt, in its Acuerdo Preventivo Extrajudicial (“APE”) solicitation process, based on duly submitted letters of transmittal. Telecom Argentina also indicated that certain creditors have notified Telecom Argentina of their intention to participate in the APE Solicitation through notices of guaranteed delivery, which, if the related letters of transmittal are duly delivered, are expected to increase the level of participation in its APE Solicitation.

The APE solicitation process expired on Friday, August 6, 2004 outside Italy and on July 30, 2004 in Italy. Telecom Argentina will consider accepting additional submissions through August 13, 2004 subject to regulatory restrictions in certain jurisdictions, including Italy and the United States. Holders of Telecom Argentina’s outstanding debt who submitted notices of guaranteed delivery are required to submit their duly completed letters of transmittal by Friday, August 13, 2004. Telecom Argentina will continue to work with creditors who have submitted documentation during the solicitation period in order to correct technical issues with respect to certain submissions.

Once the settlement agent has completed processing the letters of transmittal, and made the corresponding calculations of principal face amount adjustments, U.S. dollar equivalents and the Modified Dutch Auction purchase price, Telecom Argentina expects to announce the amounts of outstanding debt that have been allocated into Option A, Option B and Option C.

The U.S. dollar equivalent amounts are to be determined based on the foreign exchange rates on the FX Reference Date of August 4, 2004, as announced by Telecom Argentina in its press release dated August 5, 2004.

The terms of Telecom Argentina’s debt restructuring proposal are contained in Telecom Argentina’s Solicitation Statement dated June 22, 2004, as amended on July 9, 2004. The terms of the APE solicitation directed at holders of Telecom Argentina’s outstanding notes in Italy are set out in an Offer Document dated June 22, 2004 and in a supplement to the Offer Document.

A registration statement containing the prospectus relating to the Telecom Argentina notes being issued to U.S. holders has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The prospectus included in the registration statement, as amended, contains detailed information about Telecom Argentina and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Such offer is only made by the Solicitation Statement as amended on July 9, 2004, which has been filed with the SEC.

A copy of the APE Solicitation Statement dated July 9, 2004 can be obtained from Telecom Argentina. In addition, a copy of the APE Solicitation Statement dated June 22,2004 which was amended by a supplement dated July 09, 2004 is available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 11, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director